UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: July 28, 2020

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green Street, Pasadena, CA 91101

(Address of principal executive offices)

Registrants telephone number, including area code: 323-350-9397

Series C

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Compliance With Ongoing Reporting Requirements

The Company will be late in filing its Form 1-K for the period ended December 31, 2019. The Company anticipates making this filing within the next 14 days.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Buck Jordan
Buck Jordan, Chief Executive Officer of
Miso Robotics, Inc.
Date: July 28, 2020